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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69129

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/23 (MM/DD/YY) AND ENDING 12/31/23 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: OTCex, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

608 5TH AVENUE, SUITE 602
(No. and Street)

NEW YORK	NY	10020
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

KEITH GEORGE	212-668-8700	KGEORGE@ACISECURE.COM
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

MAZARS USA LLP
(Name – if individual, state last, first, and middle name)

60 CROSSWAYS PARK DRIVE WEST, SUITE 301	WOODBURY	NY	11797
(Address)	(City)	(State)	(Zip Code)

October 8, 2003	339
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, MAHESH VITTAL _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of OTCex, LLC _____, as of 12/31 _____, 2 023 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



OFFICIAL SEAL
JENNIFER A LENKIEWICZ
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES: 9/21/2025

Notary Public

Signature: _Ram_

Title: CEO

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☑ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

OTCex, LLC
(A LIMITED LIABILITY COMPANY)

**Financial Statements and Supplementary
Schedules and Report of Independent
Registered Public Accounting Firm
Filed Pursuant to 17(a)-5(e)(3)**

As of and for the year ended December 31, 2023

Table of Contents

Report of Independent Registered Public Accounting Firm …….………………………….…………………….…………………….…… 1

Financial Statements

    Statement of Financial Condition….…………………….……………….......…...……………………………………...……….......... 2

    Statement of Operations….…………………….…………….……………....……….……………………………………………… 3

    Statement of Changes in Member's Equity …….......………..……………….……………………………….……………………… 4

    Statement of Changes in Subordinated Loan ….…………………….………………………………………………………….. 5

    Statement of Cash Flows….…………………….…..………………….………………………….…...………....……...…… 6

Notes to Financial Statements….…………………….…………………….……………………………………………….…..………… 7-11

Supplemental Information

    Computation of Net Capital Under Rule 15c3-1
      of the Securities and Exchange Commission and CFTC Regulation 1.17….………………….…………………….……….....…… 12

    Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and
      Exchange Commission. Information Relating to Possession or Control Requirements Under
      Rule 15c3-3 of the Securities and Exchange Commission …….…………….………………………...……….…………….… 13

Report of Independent Registered Public Accounting Firm ….…………………….……………………...…….…………………….… 14

Exemption Report Under Rule 15c3-3 of the Securities and Exchange Commission   15

Report of Independent Registered Public Accounting Firm on Internal Control Required by CFTC Regulation 1.16………….…   16-17

Mazars USA LLP
60 Crossways Park Drive West
Suite 301
Woodbury, New York 11797

Tel: 516.488.1200
www.mazars.us

Report of Independent Registered Public Accounting Firm

To the Board of Directors of the Member of OTCex, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of OTCex, LLC, (the "Company"), as of December 31, 2023, and the related statements of operations, changes in member's equity, changes in subordinated loan, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company, as of December 31, 2023, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information included the Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission and CFTC Regulation 1.17 Under the Commodity Exchange Act, the Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission, and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission (the "supplemental information") as of December 31, 2023, has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of OTCex, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5 and CFTC Regulation 1.10(d)(2) under the Commodity Exchange Act. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2017.

Mazars USA LLP

Woodbury, NY
March 28, 2024

Mazars USA LLP is an independent member firm of Mazars Group.

OTCex, LLC

(A LIMITED LIABILITY COMPANY)

Statement of Financial Condition

December 31, 2023

ASSETS	
Cash	$ 10,273,407
Commissions receivable	8,058,903
Due from member	3,515,853
Deferred tax asset	723,785
Employee loans	338,841
Clearing firm deposits	250,000
Prepaid expenses and other assets	223,165
TOTAL ASSETS	$ 23,383,954
LIABILITIES AND MEMBER'S EQUITY	
LIABILITIES	
Accounts payable, accrued expenses and other liabilities	$ 3,054,854
Accrued bonuses	2,974,263
Accrued tax liability	2,015,935
Due to clearing firm	85,672
Due to affiliates	1,504,082
TOTAL LIABILITIES	9,634,806
MEMBER'S EQUITY	13,749,148
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 23,383,954

The accompanying notes are an integral part of these financial statements.


OTCex, LLC
(A LIMITED LIABILITY COMPANY)
Statement of Operations
For the Year Ended December 31, 2023


REVENUES		
Commission income	$	35,306,172
Other income		79,867
Total revenues		35,386,039
OPERATING EXPENSES		
Salaries, bonuses and related costs		12,581,725
Administrative expense sharing		7,722,984
Clearance charges and commission expense		6,895,060
Professional fees		1,058,953
Management fees		1,444,653
Office and other		1,013,759
Market data expense		556,149
Rent		570,450
Travel and entertainment		547,150
Communications		198,851
Interest and bank charges		(92,845)
Regulatory fees		96,125
Insurance		27,667
Total expenses		32,620,681
INCOME BEFORE PROVISION FOR INCOME TAXES		2,765,358
Provision for income taxes		1,335,548
NET INCOME	$	1,429,810


The accompanying notes are an integral part
of these financial statements.
3


OTCex, LLC

(A LIMITED LIABILITY COMPANY)
Statement of Changes in Member's Equity
For the Year Ended December 31, 2023

MEMBER'S EQUITY, Beginning of Period	$	12,319,338
Net income		1,429,810
MEMBER'S EQUITY, End of Period	$	13,749,148

OTCex, LLC

(A LIMITED LIABILITY COMPANY)

Statement of Changes in Subordinated Loan

For the Year Ended December 31, 2023

BALANCE, Beginning of Year	$	500,000
Activity during the year ended December 31, 2023		(500,000)
BALANCE, End of Year	$	-

The accompanying notes are an integral part
of these financial statements.

5

OTCex, LLC
(A LIMITED LIABILITY COMPANY)
Statement of Cash Flows
For the Year Ended December 31, 2023

OPERATING ACTIVITIES:

Net income	$	1,429,810
Adjustments to reconcile net income to net cash provided by operating activities		
Deferred Taxes		(723,785)
Changes in operating assets and liabilities:		
Decrease in commissions receivable		471,800
Decrease in prepaid expenses and other assets		(21,337)
Decrease in interest receivables		29,256
Decrease in employee loans		155,326
Decrease in right-of-use asset		252,670
Decrease in due from member		493,292
Decrease in clearing firm deposits		104,902
Increase in accounts payable, accrued expenses and other liabilities		1,321,014
Decrease in due to affiliate		(185,607)
Increase in accrued tax liability		1,490,611
Decrease in due to clearing firms		(2,833,599)
Increase in accrued bonuses		410,850
Decrease in lease liability		(265,984)
Net cash provided by operating activities		2,129,219

INVESTING ACTIVITIES:

Withdrawal of bank time deposit		2,000,000

FINANCING ACTIVITIES:

Payment of subordinated loan		(500,000)

NET INCREASE IN CASH		3,629,219
CASH AT BEGINNING OF PERIOD		6,644,188
CASH AT END OF PERIOD	$	10,273,407

Supplemental Cash Flow Information

Cash paid during the year for income taxes	$	156,245
Cash paid during the year for interest	$	7,500

The accompanying notes are an integral part
of these financial statements.

6

1.   ORGANIZATION AND NATURE OF BUSINESS

OTCex LLC (the "Company") was organized as a limited liability company under the laws of the State of New York. During 2022 the Company was wholly owned by OTCex S.A. Effective February 1, 2023, the Company was fully acquired by Marex North America Holdings, Inc. In December 2013, the Company became an introducing broker registered with the Commodity and Futures Trading Commission ("CFTC"). The Company executes various swap and futures contracts for its clients solely on an agency and/or give-up basis. On September 10, 2014, the Company became a broker-dealer registered with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"). The liability of the Member for the losses, debts and obligations of the Company is generally limited to its capital contributions.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of accounting - The Company maintains its books and records on the accrual basis of accounting for financial reporting purposes, which is in accordance with U.S. generally accepted accounting principles ("GAAP").

Use of estimates - The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash - For the purpose of the statement of cash flows, the Company considers all cash on hand and cash accounts not subject to withdrawal restrictions or penalties to be cash.

Concentration of credit risk - The Company maintains its cash in bank deposit accounts, which at times, may exceed federally insured limits. At December 31, 2023, the Company held $9,773,407 in excess of secured limits. The Company has not experienced any losses in such accounts and management believes it is not subject to any significant credit risk on its cash.

Commissions receivable - Commissions receivable are uncollateralized and due under normal trade terms, generally requiring payment within 90 days from the invoice date. Commissions receivable are stated at the amount management expects to collect from outstanding balances. Management provides for probable uncollectible amounts through a charge to earnings and a credit to a valuation allowance based on its assessment under the current expected credit loss model based on historical experience with clients, credit quality, age of balances and current and future economic conditions that may impact the Company's expectation of collectability. As of December 31, 2023, management determined that no valuation allowance was necessary.

Clearing firms deposits - The Company, per the terms of its clearing agreements, is required to maintain restricted security deposits with its clearing brokers. Such deposit amounts are refundable to the Company upon termination of the agreements.

Property and equipment – Property and equipment are recorded at cost. Additions to property and equipment or expenditures which increase the useful lives of the assets are capitalized. Depreciation is provided on the straight-line basis over the expected useful life of the asset (5 - 7 years). Leasehold improvements are amortized over the term of the lease. At December 31, 2023, the Company's property and equipment was fully depreciated with minimal residual value.

Revenue recognition - The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Other income is primarily related to interest income of $113,412, which is recognized on an accrual basis. However, other income also includes a foreign exchange loss of $33,545.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes - The Company is a single-member limited liability company ("LLC"), which is treated as a disregarded entity ("DRE") for income tax purposes effective February 1, 2023. As such, the Company does not file any federal, state, or local income tax returns on its own behalf and all of its income, gains, losses, and deductions are reported on its parent's tax return. However, the Company is treated as a division of its parent company and for financial reporting purposes, the Company computes its tax liabilities as if it were filing its tax returns on a modified separate return basis. The Company remains subject to examination by all tax authorities for all tax returns filed for the 2020 tax year onward.

The Company recognizes current tax assets and liabilities for Federal, state and local income taxes. Deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. At December 31, 2023, the Company recognized a deferred tax asset in the statement of financial condition amounting to $723,785, related to differences in the timing of deductibility of accrued bonuses.

The Company applies the provisions of FASB ("Financial Accounting Standards Board"), Account Standards Codification ("ASC 740") 740, "Income Taxes", which clarifies the accounting for and reporting of income tax uncertainties, and requires additional disclosures related to uncertain income tax positions. ASC 740 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. ASC 740 requires that the Company determines whether it is more likely than not that a tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. In evaluating whether a tax position has met the more-likely-than-not recognition threshold, the Company presumes that the position will be examined by the appropriate taxing authority that has full knowledge of all relevant information thereof.

Management has analyzed the positions for all open tax years, and the positions to be taken for the tax year ended December 31, 2023 in its major jurisdictions, and has determined whether or not there are uncertain tax positions that require financial statement recognition. Based on this review, management has determined the major tax jurisdictions to be where the Company is organized and where the Company does business; however, no reserves for uncertain tax positions were required to have been recorded as a result of the application of ASC 740 for the year ended December 31, 2023. However, the Company's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on going analyses of and changes to the tax laws, regulations and interpretations thereof.

3.   INCOME TAXES

At December 31, 2023, the provision (benefit) for income taxes consisted of the following:

Current:		
Federal	$	1,729,840
State and local		329,493
		2,059,333
Deferred:		
Federal	$	(607,980)
State and local		(115,805)
		(723,785)
Total	$	1,335,548

The following reconciles the Company's effective tax rate from the U.S. Federal statutory tax rate to such amount for the year ended

Federal statutory tax rate	21%
State and local income tax (net of effect on federal income tax)	11%
Effective tax rate	32%

For the year ended December 31, 2023, the variance between the effective tax rate shown above and the effective tax rate used on the statement of operations is due primarily to assessments that are non-deductible for income tax purposes (see note 10). as well as non-deductible entertainment costs.

4.   NET CAPITAL AND RESERVE REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (SEC Rule 15c3-1), the Commodity Futures Trading Commission's (CFTC's) minimum financial requirements (Regulation 1.17), and the National Futures Association (NFA) Rule 7001, which require that the Company maintain a minimum net capital of $250,000, under the alternative method. On December 31, 2023, the Company had net capital of $4,891,145, which was $4,641,145 in excess of its required net capital of $250,000. The Company is exempt from the reserve requirements of 15c3-3 since it does not carry customer funds or margin accounts. It does not hold funds or securities for, or owe money or securities to, customers.

5.   OFF BALANCE SHEET RISK

The responsibility for reporting, clearing and settling various securities and commodity interest transactions (collectively "Transactions") executed by the Company on behalf of its clients rests with the client (if self-clearing), client's clearing broker, Swap Execution Facility ("SEF") and/or exchange, as applicable. Off balance sheet risk exists with respect to such Transactions in the event of a trade execution error on the part of the Company. The Company may be responsible for reimbursing the client for any losses incurred as a result of such trade error. As of the fiscal year ending on December 31, 2023, the Company had not been notified by any clients, SEFs, exchanges and/or clearing brokers, as applicable, of any such trade errors, nor was the Company otherwise aware of any potential losses regarding any Transactions executed for its clients. Generally, the Company is not counterparty to any Transactions and does not act as principal to any such Transactions.

The Company has included in accounts payable and accrued liabilities $545,000 payable to a broker, which resulted from a trade error that occurred in 2020.

6. SIGNIFICANT CUSTOMERS

Commission income from one customer amounted to 12% of commission income for the year ended December 31, 2023. Receivables from two customers accounted for 26% of the accounts receivable balance as of December 31, 2023.

7. RELATED PARTY TRANSACTIONS

The Company has an expense sharing arrangement with Marex S.A., which reflects the identical terms in its prior agreement with OTCex S.A., the Company's former owner. Under this arrangement, the Company incurs administrative sharing expenses equal to 50% of futures gross revenues earned by the Company from the affiliate's overseas locations. For the year ended December 31, 2023, administrative sharing expenses incurred under the expense sharing arrangement amounted to $7,722,984. The Company also incurs a fee of 126,180 EUR per month payable to an affiliated services group for management efforts, which totaled $1,444,653 for the year ended December 31, 2023. Furthermore, commission sharing arrangements with affiliates amounted to approximately $5,338,291 during 2023, which is included in clearing charges and commission expense in the statement of operations. The Company also provides or receives working capital advances from or to Marex S.A. and OTCex Derivatives Holding LLC. The total due to affiliates as of December 31, 2023 was $1,504,082, which is broken down below. Also, refer to note 11.

DUE TO AFFILIATES

Due to Marex SA	$ 916,303
Due to OTCex Derivatives Holdings LLC	41,624
Due to HPC SA	315,444
Due to Magen Financial, LLC	43,854
Due to OTCex Hong Kong Ltd.	186,857
	$ 1,504,082

The Company is a party to a cash pool agreement with its parent and affiliates, whereby the parent is responsible to optimize management of deficit or exceeding cash-flow situations of the different companies. The parent owes the Company $3,515,853 as of December 31, 2023 in relation to this cash pool agreement. The balance was the result of the reallocation of the Due from OTC SA account during the purchase/sale of The Company. This receivable is separately disclosed on the accompanying statement of financial condition.

On July 27, 2023, the Company paid off a subordinated loan from the Member in the amount of $500,000 plus interest in the amount of $8,589.

At December 31, 2023, the Company owed approximately $62,000 to Marex Services, Inc., an affiliate, for support services, which is included in accounts payable, accrued expenses, and other liabilities in the statement of financial condition.

The Company's operations and financial position could differ from those that would have been attained if these entities were unrelated.

8. 401K SAVINGS PLAN

Effective 2015, the Company adopted a qualified 401K Plan (the "Plan"). The Company's Plan contributions are based on employee pre-tax elections made during the period. The Plan contributions are 100% vested at all times. The Company incurred an expense for employer contributions of $85,089 during the year ended December 31, 2023 which was included in salaries, bonuses and related costs on the accompanying statement of operations.

9. DUE FROM CLEARING BROKERS

The Company clears all securities transactions through clearing firms. The Company considers the amounts due from its clearing firms to be fully collectible, and accordingly, no allowance for doubtful accounts has been established.

10.   COMMITMENTS AND CONTINGENCIES

Leases - The Company leases office space. Rent expense for the year ended December 31, 2023 totals $570,450. The Company's office lease expired on December 31. 2023 and will not be renewed.

In the ordinary course of business, the Company is the subject of certain regulatory inquiries, examinations, and arbitrations. Although the ultimate outcome of the foregoing matters cannot be predicted with certainty, in the opinion of management, the outcome of these matters is not expected to have a material adverse effect on the Company's financial condition. At December 31, 2023, the Company has accrued estimated reserves of $700,000 related to these matters which is included in accounts payable, accrued expenses, and other liabilities in the statement of financial condition.

11.   EMPLOYEE LOANS

The Company issued a series of advances to two of its employees between 2021 and 2022, for which there are loan agreements totaling approximately $624,000. The gross employee advances as of December 31, 2023 was $416,966. As of December 31, 2023 the Company owed the same employees $78,125 in accrued bonuses, which will be settled on a net basis against their loans. Therefore, the offsetting receivable and payable were netted, such that employee loans and accrued bonuses were both reduced by $78,125 on the statement of financial position.

12.   INTEREST AND BANK CHARGES

The Company had ($92,845) in interest and bank charges, as reflected in its Statement of Operations, due to a reversal of a prior year expense.

13.   SUBSEQUENT EVENTS

The Company evaluated subsequent events through the date the financial statements were issued. Based on the evaluation, it was determined that there were no events which took place that would have a material impact on its financial statements.

OTCex, LLC
(A LIMITED LIABILITY COMPANY)
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission and CFTC 1.17
As of December 31, 2023

MEMBER'S EQUITY

	$ 13,749,148

ADDITIONS AND/OR CREDITS:

Addback for broker payable on non-allowable receivables	4,002,544

TOTAL CAPITAL & ALLOWABLE SUBORDINATED LIABILITIES | 17,751,692 |

DEDUCTIONS AND/OR CHARGES:

Commissions receivable	(8,058,903)
Due from member	(3,515,853)
Deferred tax asset	(723,785)
Employee loans	(338,841)
Other assets	(223,165)
	(12,860,547)

NET CAPITAL BEFORE HAIRCUTS ON SECURITIES	$ 4,891,145

NET CAPITAL	$ 4,891,145

Minimum Statutory Net Capital Required, Alternative Method	$ 250,000

Excess net capital (net capital deficiency)	$ 4,641,145

There are no material differences between the preceding
computation and the Company's corresponding unaudited Part IIA of
Form X-17A-5 as amended on March 25, 2024.

**COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER
RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION**

The Company is exempt from the provisions of Rule 15c3-3 under the Securities

Exchange Act of 1934 pursuant to paragraph (k)(2)(ii) of the rule.

**INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION**

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934
pursuant to paragraph (k)(2)(ii) of the rule. The Company did not maintain possession or control of any customer funds.

Mazars USA LLP
60 Crossways Park Drive West
Suite 301
Woodbury, New York 11797

Tel: 516.488.1200
www.mazars.us

Report of Independent Registered Public Accounting Firm

To the Board of Directors of the Member of OTCex, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) OTCex, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which OTCex, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: Section (k)(2)(ii) (the "exemption provisions") and (2) OTCex, LLC stated that OTCex, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. OTCex, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about OTCex, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Mazars USA LLP

Woodbury, NY
March 28, 2024

OTCex, LLC
(A LIMITED LIABILITY COMPANY)

Exemption Report

OTCex, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R § 240.17a-5, "Reports to be made by certain broker dealers"). This Exemption Report was prepared as required by 17 C.F.R § 240. 17a-5(d) (1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R § 240.15c3-3 under the following provisions of 17 C.F.R § 240.15c3-3(k)(2)(ii)

(2) The Company met the identified exemption provisions in 17 C.F.R § 240.15c3-3(k)(2)(ii) throughout the most recent fiscal year without exception.

I, Mahesh Vittal, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

Name: Mahesh Vittal
Title: CEO
Date: March 28, 2024

Mazars USA LLP
60 Crossways Park Drive West
Suite 301
Woodbury, New York 11797

Tel: 516.488.1200
www.mazars.us

Report of Independent Registered Public Accounting Firm
On Internal Control Required by CFTC Regulation 1.16

To the Board of Directors of the Member of OTCex, LLC

In planning and performing our audit of the financial statements of OTCex, LLC (the "Company") as of and for the year ended December 31, 2023, in accordance with standards of the Public Company Accounting Oversight Board (United States), we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our audit procedures that are appropriate in the circumstances for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

As required by Regulation 1.16 of the Commodity Futures Trading Commission ("CFTC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding customer and firm assets. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16 in making periodic computations of minimum financial requirements pursuant to Regulation 1.17. Because the Company does not carry the accounts of its customers, we did not review the practices and procedures followed by the Company in making the following:

1.   The daily computations of the segregation requirements of Section 4d(a)(2) and Section 4d(f)(2) of the Commodity Exchange Act and the regulations thereunder; and the segregation of funds based on such computations; and

2.   The daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC.

Management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the CFTC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. CFTC Regulation 1.16(d)(2) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A material weakness is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the preceding paragraphs and was not designed to identify all deficiencies in internal control that might be material weaknesses. Given these limitations, during our audit, we did not identify any deficiencies in internal control and control activities for safeguarding customer and firm assets that we consider to be material weaknesses.



We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the CFTC to be adequate for their purposes in accordance with the Commodity Exchange Act and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2023, to meet the CFTC's objectives.

This communication is intended solely for the information and use of management, others within the organization, the CFTC, and other regulatory agencies that rely on Regulation 1.16 of the CFTC in their regulation of registered introducing brokers and is not intended to be, and should not be, used by anyone other than these specified parties.

Mazars USA LLP

Woodbury, NY
March 28, 2024